UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF FEBRUARY 2009
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐       Form 40-F ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82                    .

Methanex Corporation
1800 - 200 Burrard St.
Vancouver, British Columbia
Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
www.methanex.com
For immediate release
February 12, 2009
METHANEX TO PRESENT AT CIBC WORLD MARKETS INSTITUTIONAL INVESTOR CONFERENCE
Methanex Corporation will be presenting at the upcoming CIBC World Markets Institutional Investor Conference being held February 18-21, 2009 in Whistler, British Columbia. Mr. Bruce Aitken, Methanex’s President and Chief Executive Officer, will speak to investors on Thursday, February 19, 2009 at approximately 11:10 a.m. PT (2:10 p.m. ET).
Interested participants can access a live audio webcast of the presentation through the Company’s website at www.methanex.com/investor/events.html. The length of the webcast will be approximately 30 minutes. An audio recording of the presentation will also be available for download for three weeks following the date of the conference.
Methanex is a Vancouver-based, publicly traded company engaged in the worldwide production, distribution and marketing of methanol. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex.” Methanex can be visited online at www.methanex.com.
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Inquiries:
Jason Chesko
Director, Investor Relations
Methanex Corporation
604-661-2600

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: February 12, 2009	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary